Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-205195 on Form S-8 and Registration Statement No. 333-215178 on Form S-3 of our report dated March 10, 2017, relating to the financial statements and financial statement schedule of Horizon Global Corporation and subsidiaries (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the financial statements prior to June 30, 2015, being prepared from the records of TriMas Corporation and for the period subsequent to June 30, 2015, being prepared from the records of Horizon Global Corporation on a stand-alone basis), appearing in this Annual Report on Form 10-K of Horizon Global Corporation for the year ended December 31, 2016.

/s/ Deloitte & Touche LLP

Detroit, Michigan
March 1, 2018